1800 Wachovia Tower

Drawer 1200

Roanoke, Virginia 24006

phone: 540-510-3000

fax: 540-510-3050

www.leclairryan.com

Hugh B. Wellons

540-510-3057

hugh.wellons@leclairryan.com

June 1, 2005

Via Email and Regular Mail

Daniel F. Duchovny, Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549-0303

Re:	C&F Financial Corporation
Schedule TO-I Filed May 13, 2005
File No. 005-50559

Dear Sir:

Thank you for your comment letter of May 25, 2005. We are responding on behalf of the company, C&F Financial Corporation. We list below our response to your comments using the numbers provided in your letter.

1. No security holders have tendered their securities. The company does not expect any security holders to tender securities until they receive the mailed offering materials from the company. The company has instructed the company’s agent to direct security holders who want to tender shares to wait until they receive the written and mailed disclosure material before tendering. Any earlier received tendered shares will be returned for that purpose.

2. All necessary blanks were completed in the mailed materials, as reflected in the attached filing.

3. The company understands Rule 13e-3, particularly subparagraph (a)(3), which indicates that the rules and disclosures also apply to a series of transactions that are reasonably likely to produce a going private effect. The company understands that if it engages in a series of transactions in order to go private, Rule 13e-3 would apply. This tender would not reduce the company’s shareholders to a level that would allow it to go private, and the company has no current intention to do so with this or a series of transactions. Similarly, this tender will not disqualify the company’s securities from listing on a national securities exchange.

Daniel F. Duchovny, Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

June 1, 2005

4. The company made the requested reference to returning unpurchased shares “promptly” on pages 14, 15, and 16, consistent with your request. The company made a similar change to instruction 5 of the letter of transmittal.

5. The company added a disclosure on pages 2, 6 and 14 indicating that securities not yet accepted for payment after 40 business days after the commencement of the offer may be withdrawn.

6. The company has amended the language to reflect that matters that are subject to the company’s determination and its “sole judgment” shall be instead based on its “reasonable” judgment. You may find that language on pages 4, 14, 16, and 31.

7. The company has removed the references to “at any time and from time to time” on pages 17 and 31 and indicated that such rights, other than rights subject to government approval, must be asserted before the expiration of the offer. The company believes that this is consistent with your comment.

8. The company has deleted the reference to the SEC’s New York Regional Office on page 23.

9. The company is a bank holding company. The company believes that bank holding companies seldom report earnings to fixed charges as a financial ratio, because it generally is not a relevant measurement for companies of that type. The company is not registering debt securities or preference equity securities, and it has no debt securities or preference equity securities outstanding, so it contends that Item 503(d) of Regulation SK, as referenced by Item 1010(c) of Regulation M-A, does not apply in this case.

10. The company has added adjustment columns to the pro forma financial information on pages 24 and 25.

11. The company referred to the Federal Home Loan Bank loan in the initial filing only because, for cash management and application reasons, it might have elected to use that loan for funding part of this offer. The company has since determined not to use that loan for funding but to purchase all tendered shares out of cash. There is no liability adjustment for this funding listed on pages 24 or 25, because the company has sufficient cash to fund this offer.

Daniel F. Duchovny, Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

June 1, 2005

12. The company has added the footnote references requested to the pro forma financial information on pages 24 and 25.

13. The company has removed the reference to “general information” on page 27.

14. The company confirms that it believes that it discussed all material consequences to most shareholders in this section 16. It is impossible to predict all possible tax consequences that may affect each of the variety of shareholders who own company stock.

15. The company has removed all references to the Federal Home Loan Bank loan. The company will use cash to affect this offer. As an aside, neither the cost nor the availability of the Federal Home Loan Bank loan were ever material to the company’s ability to fund this tender. The company merely was considering using the loan in part for cash management purposes.

16. The company has amended Schedule A and the disclosure on page 26 to include the options vesting on June 21, 2005. The company believes that it has included all options vested or exercisable within 60 days.

17. The company will ensure that any communications subsequent to or amendments to the offer to purchase will appear under cover of Schedule TO-I/A.

* * * * *

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The company also acknowledges that staff comments or company changes to disclosure in response to staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing. Finally, the company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel F. Duchovny, Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

June 1, 2005

We believe this responds adequately to all of your comments. The company is mailing its tender offer to shareholders today. If you have any questions or concerns regarding this matter, please do not hesitate to call me at the number above. Thank you again for your kind assistance in this matter.

Sincerely,

/s/ Hugh B. Wellons
Hugh B. Wellons

HBW/cwc

cc:	Tom Cherry
Nicholas Pannos, Esq., Special Counsel